Exhibit 99.1

Yatsen Announces First Quarter 2026 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on May 26, 2026

GUANGZHOU, China, May 26, 2026 – Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading China-based beauty group, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Highlights

•
Total net revenues for the first quarter of 2026 increased by 22.5% to RMB1.02 billion (US$148.0 million) from RMB833.5 million for the prior year period.

•
Total net revenues from Skincare Brands1 for the first quarter increased by 58.5% to RMB574.2 million (US$83.2 million) from RMB362.4 million for the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the first quarter of 2026 were 56.2%, as compared with 43.5% for the prior year period.

•
Gross margin for the first quarter of 2026 increased to 80.2% from 79.1% for the prior year period.
•
Net loss for the first quarter of 2026 was RMB61.9 million (US$9.0 million), as compared with RMB5.6 million for the prior year period. Non-GAAP net loss2 for the first quarter of 2026 was RMB57.3 million (US$8.3 million), as compared with non-GAAP net income of RMB7.1 million for the prior year period.

1 Include net revenues from Galénic, DR.WU (its mainland China business), Eve Lom and other skincare brands of the Company.

2 Non-GAAP net income (loss) is a non-GAAP financial measure. Non-GAAP net income (loss) is defined as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill and (v) impairment of investments and (vi) tax effects on non-GAAP adjustments.

Mr. Jinfeng Huang, Founder, Chairman and Chief Executive Officer of Yatsen, stated, “For the first quarter of 2026, we delivered top-line growth that met our previous guidance and demonstrated the ongoing resilience of our multi-brand strategy. Our growth this quarter was primarily propelled by the sustained upward momentum of our Skincare Brands, which experienced substantial year-over-year growth of 58.5%. Guided by our vision to become a world-class pioneer in beauty innovation, we remain committed to strengthening our R&D-led innovation, expanding our hero product families, and positioning our core brands for high-quality growth. Furthermore, we are pleased to note that we completed the first closing of our private placement of convertible notes and warrants in an aggregate principal amount equivalent to approximately US$120 million, with participation from Trustar Capital, Hillhouse and myself, on May 21, 2026. This successful closing serves as a powerful testament to our shareholders’ long-term confidence in Yatsen’s strategic direction and future value.”

Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen, commented, “Our financial results for the first quarter of 2026 reflect encouraging progress in the expansion of our core brands. Total net revenues from our Skincare Brands delivered robust growth, while the combined net revenues of our three major premium and clinical skincare brands, Galénic, DR.WU and Eve Lom, grew by 61.4% year over year. Our gross margin continued its year-over-year expansion and reached 80.2%. This underlying strength underscores the structural health of our business model. While we selectively deployed resources to scale and strengthen our core brands, our commitment to long-term profitability optimization remains unwavering. Moving forward, we are focused on cost optimization to ensure that our top-line expansion efficiently translates into future margin improvement.”

First Quarter 2026 Financial Results

Net Revenues

Total net revenues for the first quarter of 2026 increased by 22.5% to RMB1.02 billion (US$148.0 million) from RMB833.5 million for the prior year period. The increase was primarily due to a 58.5% year-over-year increase in net revenues from Skincare Brands, partially offset by a 5.0% year-over-year decrease in net revenues from Color Cosmetics Brands.3

3 Include Perfect Diary, Little Ondine, Pink Bear and other color cosmetics brands of the Company.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2026 increased by 24.3% to RMB819.2 million (US$118.8 million) from RMB659.1 million for the prior year period. Gross margin for the first quarter of 2026 increased to 80.2% from 79.1% for the prior year period.

Operating Expenses

Total operating expenses for the first quarter of 2026 increased by 32.5% to RMB918.1 million (US$133.1 million) from RMB693.2 million for the prior year period. As a percentage of total net revenues, total operating expenses for the first quarter of 2026 were 89.9%, as compared with 83.2% for the prior year period.

•
Fulfillment Expenses. Fulfillment expenses for the first quarter of 2026 were RMB61.1 million (US$8.9 million), as compared with RMB51.8 million for the prior year period. As a percentage of total net revenues, fulfillment expenses for the first quarter of 2026 decreased to 6.0% from 6.2% for the prior year period. The decrease was primarily due to further improvements in logistics efficiency.

•
Selling and Marketing Expenses. Selling and marketing expenses for the first quarter of 2026 were RMB737.2 million (US$106.9 million), as compared with RMB553.8 million for the prior year period. As a percentage of total net revenues, selling and marketing expenses for the first quarter of 2026 increased to 72.2% from 66.4% for the prior year period. The increase was primarily driven by investments in broadening consumer awareness and building long-term brand equity of our core brands, coupled with higher traffic acquisition costs on the Douyin platform.

•
General and Administrative Expenses. General and administrative expenses for the first quarter of 2026 were RMB80.3 million (US$11.6 million), as compared with RMB64.9 million for the prior year period. As a percentage of total net revenues, general and administrative expenses for the first quarter of 2026 were 7.9% as compared with 7.8% for the prior year period, remaining largely flat.

•
Research and Development Expenses. Research and development expenses for the first quarter of 2026 were RMB39.4 million (US$5.7 million), as compared with RMB22.6 million for the prior year period. As a percentage of total net revenues, research and development expenses for the first quarter of 2026 increased to 3.9% from 2.7% for the prior year period. The increase was primarily driven by higher payroll expenses resulting from a rise in research and development headcount.

Loss/Income from Operations

Loss from operations for the first quarter of 2026 was RMB99.0 million (US$14.3 million), as compared with RMB34.1 million for the prior year period. Operating loss margin was 9.7%, as compared with 4.1% for the prior year period.

Non-GAAP loss from operations4 for the first quarter of 2026 was RMB84.6 million (US$12.3 million), as compared with RMB14.9 million for the prior year period. Non-GAAP operating loss margin5 was 8.3%, as compared with 1.8% for the prior year period.

Net Loss/Income

Net loss for the first quarter of 2026 was RMB61.9 million (US$9.0 million), as compared with RMB5.6 million for the prior year period. Net loss margin was 6.1%, as compared with 0.7% for the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS6 for the first quarter of 2026 was RMB0.64 (US$0.09), as compared with RMB0.06 for the prior year period.

Non-GAAP net loss for the first quarter of 2026 was RMB57.3 million (US$8.3 million), as compared with non-GAAP net income of RMB7.1 million for the prior year period. Non-GAAP net loss margin was 5.6%, as compared with non-GAAP net income margin of 0.9% for the prior year period. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS7 for the first quarter of 2026 was RMB0.60 (US$0.09), as compared with non-GAAP net income attributable to Yatsen’s ordinary shareholders per diluted ADS of RMB0.07 for the prior year period.

4 Non-GAAP income (loss) from operations is a non-GAAP financial measure. Non-GAAP income (loss) from operations is defined as income (loss) from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill.

5 Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) from operations as a percentage of total net revenues.

6 ADS refers to American depositary shares, each of which represents twenty Class A ordinary shares.

7 Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is defined as non-GAAP net income (loss) attributable to ordinary shareholders divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP net income (loss) attributable to ordinary shareholders is defined as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) impairment of investments, (vi) tax effects on non-GAAP adjustments and (vii) accretion to redeemable non-controlling interests.

Balance Sheet and Cash Flow

As of March 31, 2026, the Company had cash, restricted cash and short-term investments of RMB934.2 million (US$135.4 million), as compared with RMB1.05 billion as of December 31, 2025.

Net cash used in operating activities for the first quarter of 2026 was RMB90.0 million (US$13.0 million), as compared with net cash generated from operating activities of RMB23.8 million for the prior year period.

Business Outlook

For the second quarter of 2026, the Company expects its total net revenues to be between RMB1.20 billion and RMB1.30 billion, representing a year-over-year increase of approximately 10% to 20%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.8980 to US$1.00, the exchange rate in effect as of March 31, 2026, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, May 26, 2026, at 7:30 A.M. U.S. Eastern Time or 7:30 P.M. Beijing Time to discuss its financial results and operating performance for the first quarter of 2026.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong, SAR (toll free):	800-905-945
Hong Kong, SAR:	+852-3018-4992

The replay will be accessible through Tuesday, June 2, by dialing the following numbers:

United States:	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code:	4359154

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading China-based beauty group with the vision of becoming a world-class pioneer in beauty innovation. Founded in 2016, the Company has launched and acquired numerous color cosmetics and skincare brands including Perfect Diary, Little Ondine, Pink Bear, Galénic, DR.WU (its mainland China business), and Eve Lom. Our brands are strategically positioned to capture a wide spectrum of consumer demographics and price points, ranging from the mass market to the prestige and clinical segments. Yatsen thrives on the synergy of brand equity, product strength and operational agility, anchored by a strong commitment to R&D and consumer insights.

For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP operating income (loss) margin, non-GAAP net income (loss), non-GAAP net income (loss) margin, non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill. Non-GAAP operating income (loss) margin is non-GAAP income (loss) from operations as a percentage of total net revenues. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) impairment of investments and (vi) tax effects on non-GAAP adjustments. Non-GAAP net income (loss) margin is non-GAAP net income (loss) as a percentage of total net revenues. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) impairment of investments, (vi) tax effects on non-GAAP adjustments and (vii) accretion to redeemable non-controlling interests. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions globally and in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	March 31,	March 31,
	2025	2026	2026
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	765,379	876,144	127,014
Restricted Cash	42,117	58,036	8,413
Short-term investments	246,008	-	-
Accounts receivable, net	220,870	183,701	26,631
Inventories, net	508,730	573,339	83,117
Prepayments and other current assets	450,970	440,103	63,802
Amounts due from related parties	114	53	8
Total current assets	2,234,188	2,131,376	308,985
Non-current assets
Investments	653,560	667,995	96,839
Property and equipment, net	77,014	71,982	10,435
Goodwill, net	155,029	155,029	22,474
Intangible assets, net	537,509	509,249	73,826
Deferred tax assets	1,435	1,040	151
Right-of-use assets, net	173,915	158,718	23,009
Other non-current assets	14,332	22,151	3,211
Total non-current assets	1,612,794	1,586,164	229,945
Total assets	3,846,982	3,717,540	538,930
Liabilities, redeemable non-controlling interests and shareholders' equity
Current liabilities
Accounts and notes payable	149,371	154,805	22,442
Advances from customers	28,821	29,480	4,274
Accrued expenses and other liabilities	348,700	322,994	46,824
Amounts due to related parties	21,262	19,412	2,814
Income tax payables	13,690	13,778	1,997
Lease liabilities due within one year	53,435	53,039	7,689
Total current liabilities	615,279	593,508	86,040
Non-current liabilities
Deferred tax liabilities	107,906	106,052	15,374
Lease liabilities	123,157	110,184	15,973
Total non-current liabilities	231,063	216,236	31,347
Total liabilities	846,342	809,744	117,387
Redeemable non-controlling interests	1,337	1,337	194
Shareholders’ equity

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2025 and March 31, 2026; 2,096,600,883 Class A shares and 600,572,880 Class B ordinary shares issued as of December 31, 2025 and March 31, 2026; 1,276,663,163 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding as of December 31, 2025, 1,275,536,483 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding as of March 31, 2026)

	173	173	25
Treasury shares	(1,250,678)	(1,253,378)	(181,702)
Additional paid-in capital	12,296,367	12,297,001	1,782,691
Statutory reserve	31,527	31,527	4,570
Accumulated deficit	(8,141,545)	(8,202,059)	(1,189,049)
Accumulated other comprehensive income	74,760	45,910	6,657
Total Yatsen Holding Limited shareholders' equity	3,010,604	2,919,174	423,192
Non-controlling interests	(11,301)	(12,715)	(1,843)
Total shareholders' equity	2,999,303	2,906,459	421,349
Total liabilities, redeemable non-controlling interests and shareholders' equity	3,846,982	3,717,540	538,930

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended March 31,
	2025	2026	2026
	RMB'000	RMB'000	USD'000
Total net revenues	833,533	1,020,986	148,012
Total cost of revenues	(174,406)	(201,797)	(29,254)
Gross profit	659,127	819,189	118,758
Operating expenses:
Fulfilment expenses	(51,843)	(61,138)	(8,863)
Selling and marketing expenses	(553,815)	(737,236)	(106,877)
General and administrative expenses	(64,883)	(80,326)	(11,645)
Research and development expenses	(22,637)	(39,440)	(5,718)
Total operating expenses	(693,178)	(918,140)	(133,103)
Loss from operations	(34,051)	(98,951)	(14,345)
Financial income	10,606	10,741	1,557
Foreign currency exchange gain (loss)	10,664	(3,198)	(464)
Income from equity method investments, net	2,505	12,389	1,796
Other income, net	4,242	18,466	2,677
Loss before income tax expenses	(6,034)	(60,553)	(8,779)
Income tax benefits (expenses)	433	(1,375)	(199)
Net loss	(5,601)	(61,928)	(8,978)
Net loss attributable to non-controlling interests and redeemable non-controlling interests	298	1,414	205
Net loss attributable to Yatsen's shareholders	(5,303)	(60,514)	(8,773)
Shares used in calculating loss per share (1):
Weighted average number of Class A and Class B ordinary shares:
Basic	1,837,466,068	1,876,901,662	1,876,901,662
Diluted	1,837,466,068	1,876,901,662	1,876,901,662
Net loss per Class A and Class B ordinary share
Basic	(0.00)	(0.03)	(0.00)
Diluted	(0.00)	(0.03)	(0.00)
Net loss per ADS (20 ordinary shares equal to 1 ADS) (2)
Basic	(0.06)	(0.64)	(0.09)
Diluted	(0.06)	(0.64)	(0.09)

	For the Three Months Ended March 31,
	2025	2026	2026
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000
Fulfilment expenses	98	249	36
Selling and marketing expenses	757	148	21
General and administrative expenses	7,731	2,003	290
Research and development expenses	40	1,159	168
Total	8,626	3,559	515

(1) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended March 31,
	2025	2026	2026
	RMB'000	RMB'000	USD'000
Loss from operations	(34,051)	(98,951)	(14,345)
Share-based compensation expenses	8,626	3,559	515
Amortization of intangible assets resulting from assets and business acquisitions	10,561	10,759	1,560
Non-GAAP loss from operations	(14,864)	(84,633)	(12,270)
Net loss	(5,601)	(61,928)	(8,978)
Share-based compensation expenses	8,626	3,559	515
Amortization of intangible assets resulting from assets and business acquisitions	10,561	10,759	1,560
Revaluation of investments on the share of equity method investments	(6,010)	(10,469)	(1,518)
Tax effects on non-GAAP adjustments	(433)	829	120
Non-GAAP net income (loss)	7,143	(57,250)	(8,301)
Net loss attributable to Yatsen's shareholders	(5,303)	(60,514)	(8,773)
Share-based compensation expenses	8,626	3,559	515
Amortization of intangible assets resulting from assets and business acquisitions	10,179	10,473	1,518
Revaluation of investments on the share of equity method investments	(6,010)	(10,469)	(1,518)
Tax effects on non-GAAP adjustments	(405)	829	120
Non-GAAP net income (loss) attributable to Yatsen's shareholders	7,087	(56,122)	(8,138)
Shares used in calculating loss per share:
Weighted average number of Class A and Class B ordinary shares:
Basic	1,837,466,068	1,876,901,662	1,876,901,662
Diluted	1,953,491,427	1,876,901,662	1,876,901,662
Non-GAAP net income (loss) attributable to ordinary shareholders per Class A and Class B ordinary share
Basic	0.00	(0.03)	(0.00)
Diluted	0.00	(0.03)	(0.00)
Non-GAAP net income (loss) attributable to ordinary shareholders per ADS (20 ordinary shares equal to 1 ADS) (1)
Basic	0.08	(0.60)	(0.09)
Diluted	0.07	(0.60)	(0.09)